USA BANCSHARES, INC.     RICHARD BASCIANO
                              CUSIP NO.: 917289100          JEAN BASCIANO

RESPONSE TO ITEMS
1 THROUGH 7,
PAGES 4 THROUGH 6
OF SEC 1746
    (03/00)


1.  Security and Issuer:

Common stock of USBANCSHARES.COM, INC., whose principal offices are located at 1535 Locust Street, Philadelphia, PA 19102.

2.  Identity and Background:

a) Richard Basciano & Jean Basciano, husband and wife, residing at 6239 Medora Road, Linthicum, MD 21090.

b) Notices to be sent to Richard Basciano c/o Four Keys
Leasing & Maintenance Co., 300 West 43rd Street,
New York, New York 10036.

c) Real Estate investor, partner in Four Keys
Leasing & Maintenance Co., 300 West 43rd Street,
New York, New York 10036.

d) No.

e) No.

f) Both Richard Basciano & Jean Basciano are United States citizens.

3.  Source and Amount of Funds or Other Consideration:

Personal Funds of Reporting Person, Richard Basciano.
Total Investment to Date:


                              USA BANCSHARES, INC.          RICHARD BASCIANO
                              CUSIP NO. 917289100           JEAN BASCIANO

RESPONSE TO ITEMS
  1 THROUGH 7
  PAGES 4 THROUGH 6
   OF SEC 1746(  03/00)

4.  Purpose of Transaction:

For investment purposes only.

     a)   Not Applicable.
     b)   Not Applicable.
     c)   Not Applicable.
     d)   Not Applicable.
     e)   Not Applicable.
     f)   Not Applicable.
     g)   Not Applicable.


5.  Interest in Securities of the Issuer:

     a)   Shares of common stock representing            % of the
           5,055,000 shares outstanding bought and sold from 10/15/98 through 12/21/00.

     b)   - sole power to vote and dispose of.

c)        Purchases made are listed on the Schedule of Purchases affixed.

6.  Contracts, Arrangements, Understandings or Relationships with
Respect to Securities of the Issuer:

None.

7.  Material to be Filed as Exhibits:

None.


                         USA BANCSHARES, INC.     RICHARD BASCIANO
                              CUSIP NO.: 917289100          JEAN BASCIANO

SCHEDULE OF PURCHASES
ANNEXED TO SEC FORM
                   1746 (03/00)


Broker    Merrill Lynch

On December 21, 2000, the following purchases were made:
5,000 shares at 1.5000 for a total of $7,749.00
5,000 shares at 1.5000 for a total of $ 7,743.00
4,000 shares at 1.5000 for a total of $ 6,195.00
1,000 shares at 1.5000 for a total of $ 1,548.00

On December 19, 2000, the following purchases were made:
5,000 shares at 1.5000 for a total of $ 7,880.00
5,000 shares at 1.5000 for a total of $ 7,875.00
4,000 shares at 1.5000 for a total of $ 6,300.00
1,000 shares at 1.5000 for a total of $ 1,575.00
2,500 shares at 1.5000 for a total of $ 3,871.00
2,000 shares at 1.5000 for a total of $ 3,102.00

On December 18, 2000, the following purchases were made:
10,000 shares at 1.5000 for a total of  $ 15,488.00
8,000   shares at 1.5000 for a total of  $ 12,386.00
1,000 shares at   1.5000 for a total of  $ 1,548.00
2,500 shares at  1.5000 for a total of  $ 3,877.00

On December 15, 2000, the following purchases were made:

1,500 shares at  1.5000 for a total of $ 2,323.00
2,500 shares at  1.5000 for a total of $ 3,942.00

On December 14, 2000 2,000 shares were purchased at
1.5000 for a total of $3,155.00

On December 11, 2000, 4,000 shares were purchased at
1.5000 for a total of $6,200.00

On December 7, 2000, the following purchases were made:

17,000 shares at  1.5000 for a total of  $ 26,286.00
10,000 shares at  1.5000 for a total of  $ 15,459.00





                         USA BANCSHARES,INC.      RICHARD BASCIANO
                              CUSIP NO.: 917289100          JEAN BASCIANO

SCHEDULE OF PURCHASES
ANNEXED TO SEC FORM
   1746  (03/00)

On December 4, 2000, the following purchases were made:

2,500 shares at  1.5000 for a total of $ 3,877.00
7,500 shares at  1.5000 for a total of $ 11,606.00
2,000 shares at  1.4735 for a total of $ 2,970.00
12,000 shares at  1.5000 for a total of $ 18,575.00

On December 1, 2000, 2,000 shares were purchased at 1.5000 for a total of $3,102.00.

On November 30, 2000, 500 shares were purchased at 1.2500 for a total of $680.00.

On September 26, 2000, 3,400 shares were purchased at 3.0000 for a total of $ 10,460.00.

On September 26, 2000, the following purchases were made:

1,100 shares at 3.0000 for a total of $ 3,412.00
2,000 shares at 3.0000 for a total of $ 6,177.00
2,700 shares at 3.0000 for a total of $ 8,313.00

On September 21, 2000, 2,700 shares were purchased at 3.000 for a total of $8,434.00.

On September 20, 2000, the following purchases were made:

1,000 shares at 3.0000 for a total of $ 3,102.00
2,000 shares at 3.0000 for a total of $ 6,269.00
6,300 shares at 3.0000 for a total of $ 19,332.00

On September 19, 2000, 6,300 shares were purchased at 3.000 for a total of $19,545.00.

On September 18, 2000, 1,000 shares were purchased at 3.000 for a total of $3,155.00.

On September 11, 2000, 3,500 shares were purchased at 3.000 for a total of $10,766.00.




                         USA BANCSHARES, INC.     RICHARD BASCIANO
                              CUSIP NO.: 917289100          JEAN BASCIANO

SCHEDULE OF PURCHASES
 ANNEXED TO SEC FORM
     FORM 1746  (03/00)

On August 11, 2000, the following purchases were made:

5,000 shares at  3.0000 for a total of $ 15,299.00
4,000 shares at  3.0000 for a total of $ 12,235.00
2,500 shares at  3.0000 for a total of $   7,646.00
1,000 shares at  3.0000 for a total of $   3,058.00

On August 10, 2000, the following purchases were made:

2,500 shares at  3.0000 for a total of $   7,677.00
2,500 shares at  3.0000 for a total of $   7,671.00

On August 9, 2000, the following purchases were made:

5,000 shares at  3.0000 for a total of $ 15,349.00
5,000 shares at  3.0000 for a total of $ 15,327.00
2,500 shares at  3.0000 for a total of $   7,660.00

On August 8, 2000, the following purchases were made:

5,000 shares at  3.0000 for a total of $ 15,500.00
2,500 shares at  3.0000 for a total of $   7,747.00

On June 30, 2000, the following sales were made:
5,000 shares sold at  4.0000 for a total of  ($19,493.00)
4,000 shares sold at  4.0000 for a total of ($15,599.00)
1,000 shares sold at  4.1875 for a total of ($  4,087.00)

On June 13, 2000, 1,500 shares were sold at 4.0000 for a total of ($5,844.00).

On June 12, 2000, 2,400 shares were sold at 4.0000 for a total of ($9,621.00).

On June 9, 2000, 1,500 shares were sold at 4.0000 for a total of ($5,761.00).




                         USA BANCSHARES, INC.     RICHARD BASCIANO
                         CUSIP NO.: 917289100     JEAN BASCIANO

SCHEDULE OF PURCHASES
 ANNEXED TO SEC FORM
     FORM 1746  (03/00)


On April 20, 2000, a stock split resulted in the receipt of a total of 9,000 additional shares in the account.

On April 18, 2000, the following purchases were made:

5,000 shares at  4.3750 for a total of $ 22,335.00
5,000 shares at  4.3750 for a total of $ 22,329.00
5,000 shares at  4.5000 for a total of $ 22,954.00
5,000 shares at  4.5000 for a total of $ 22,954.00

On April 11, 2000, 4,500 shares were purchased at 7.0000 for a total of $31,955.00.

On April 5, 2000, the following purchases were made:

                         2,500 shares at   7.0000 for a total of $ 17,755.00
1,000 shares at  7.0000 for a total of $   7,100.00
1,000 shares at  7.0000 for a total of $   7,100.00
1,000 shares at  7.0000 for a total of $   7,100.00

On April 4, 2000, the following purchases were made:

5,000 shares at  6.8750 for a total of $ 34,880.00
4,000 shares at  6.8750 for a total of $ 27,900.00
2,500 shares at  7.0000 for a total of $ 17,750.00
2,000 shares at  7.0000 for a total of $ 14,200.00
2,000 shares at  7.0000 for a total of $ 14,200.00
1,900 shares at  7.0000 for a total of $ 13,490.00
1,000 shares at  7.0000 for a total of $   7,100.00
1,000 shares at 7.0000 for a total of $   7,100.00
 800 shares at  5.8750 for a total of  $ 4,780.00
 500 shares at  7.0000 for a total of $ 3,550.00
 100 shares at  7.0000 for a total of $    710.00

On February 14, 2000, a transfer of 88,444 shares occurred, totaling $251,878.00. 25,000 shares were originally purchased in 1997, which split three for one on two occasions and two for one on one occasion, bringing the total shares to 88,444, with a total value of $251,878.00.



                         USA BANCSHARES, INC.     RICHARD BASCIANO
                              CUSIP NO.: 917289100          JEAN BASCIANO

SCHEDULE OF PURCHASES
 ANNEXED TO SEC FORM
     FORM 1746  (03/00)

On January 3, 2000, the following sales were made:

6,000 shares at  14.2500 for a total of  ($ 84,986.00)
                         5,500 shares at  13.6875 for a total of $ 74,815.00
                         5,000 shares at  14.3125 for a total of $ 71,138.00
                         4,000 shares at  14.1250 for a total of $ 56,161.00
                         4,000 shares at  14.250  for a total of $ 56,661.00
4,000 shares at  14.750 for a total of $ 58,661.00
1,500 shares at  14.125 for a total of $ 21,060.00

On October 19, 1999, the following purchases were made:

2,500 shares at  5.5000 for a total of $ 14,005.00
2,000 shares at  5.5000 for a total of $ 11,200.00
 500 shares at  5.5000 for a total of $ 2,800.00

On October 14, 1999, the following purchases were made:

4,000 shares at  6.5000 for a total of $ 26,405.00
2,000 shares at  6.5000 for a total of $ 13,200.00
1,500 shares at 6.5000 for a total of $  9,900.00
1,300 shares at  6.5000 for a total of $ 8,580.00
1,200 shares at  6.5000 for a total of $  7,920.00

On October 15, 1998, the following purchases were made:

5,000 shares at  8.1250 for a total of $ 41,130.00
3,000 shares at  8.1250 for a total of $24,675.00
   800 shares at  8.1250 for a total of $   6,585.00

On October 8, 1998, 4,200 shares were purchased at 8.4580 for a total of $ 35,948.00.

On October 5, 1998, 2,000 shares were purchased at 8.5000 for a total of $ 17,205.00.

On October 2, 1998, 2,000 shares were purchased at 8.5000 for a total of $ 17,398.00.